Great American Life Insurance Company

Great American Advisors, Inc.

301 East Fourth Street

Cincinnati OH 45202

April 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

Post-Effective Amendment No. 2

File No. 333-229687

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great American Life Insurance Company (the registrant) and Great American Advisors, Inc. (the principal underwriter) hereby request that Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for the Index FrontierSM annuity contracts issued by Great American Life Insurance Company (File No. 333-229687), as filed on or about April 23, 2020, be declared effective on May 1, 2020, or as soon thereafter as practicable.

Sincerely,

Great American Life Insurance Company

By:	/s/ Mark F. Muething
Mark F. Muething President & Chief Operating Officer

Great American Advisors, Inc.

By:	/s/ Peter J. Nerone
Peter J. Nerone President, Chief Executive Officer & Chief Compliance Officer